

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2023

Guy Adrian Robertson
Chief Executive Officer and Director
Fitell Corporation
23-25 Mangrove Lane
Taren Point, NSW 2229
Australia

>   **Re: Fitell Corporation**
>   **Amendment No. 6 to Registration Statement on Form F-1**
>   **Filed July 12, 2023**
>   **File No. 333-267778**

Dear Guy Adrian Robertson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 6 to Registration Statement on Form F-1 filed July 12, 2023

Executive Compensation, page 66

1.   Please update your executive compensation disclosure to reflect the most recently completed fiscal year. For guidance, refer to Item 6.B of Form 20-F.

You may contact Andi Carpenter at 202-551-3645 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Mark E. Crone, Esq.